EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CenturyLink, Inc.:

We consent to the use of our reports dated February 22, 2017, with respect to the consolidated balance sheets of CenturyLink, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference, which reports appear in the December 31, 2016 annual report on Form 10-K of CenturyLink, Inc.

/s/ KPMG LLP

Shreveport, Louisiana

October 31, 2017